Hovnanian Enterprises, Inc.
Form 10-K

Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
(Dollars In thousands)	October 31, 2011	October 31, 2010	October 31, 2009	October 31, 2008	October 31, 2007
Net income (loss)	$(286,087)	$2,588	$(716,712)	$(1,124,590)	$(627,119)
Add:
Federal and state (benefit) income tax provision	(5,501)	(297,870)	44,693	(43,458)	(19,847)
Interest expensed	171,845	182,359	200,469	176,336	141,754
Interest expensed mortgage and financing subsidiaries	1,889	1,848	1,728	3,601	6,009
Distributions of earnings of unconsolidated joint ventures, net of income (loss) from unconsolidated joint ventures	10,541	1,295	50,134	44,061	32,221
Amortization of bond prepaid expenses	3,978	3,310	14,300	7,847	2,151
Amortization of bond discounts	2,069	1,741	1,179	821	1,084
Total (loss) earnings	$(101,266)	$(104,729)	$(404,209)	$(935,382)	$(463,747)
Fixed Charges:
Interest incurred	$156,998	$154,307	$194,702	$190,801	$194,547
Interest incurred mortgage and financing subsidiaries	1,959	1,848	1,728	3,601	6,009
Amortization of bond prepaid expenses	3,978	3,310	14,300	7,847	2,151
Amortization of bond discounts	2,069	1,741	1,179	821	1,084
Interest included in rent expense (a)	6,612	7,914	12,206	15,036	17,014
Total fixed charges	$171,616	$169,120	$224,115	$218,106	$220,805
Ratio of earnings to fixed charges	(b)	(b)	(b)	(b)	(b)

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Fiscal Year Ended
(Dollars In thousands)	October 31, 2011	October 31, 2010	October 31, 2009	October 31, 2008	October 31, 2007
Total (loss) earnings – above	$(101,266)	$(104,729)	$(404,209)	$(935,382)	$(463,747)
Total fixed charges – above	$171,616	$169,120	$224,115	$218,106	$220,805
Preferred stock dividends (adjusted to pretax dollars)					11,012
Combined fixed charges and preferred stock dividends	$171,616	$169,120	$224,115	$218,106	$231,817
Ratio of earnings to combined fixed charges and preferred stock dividends	(c)	(c)	(c)	(c)	(c)

(a)	Management has determined the interest component of rent expense to be 33%.
(b)
Earnings for the year ended October 31, 2011, 2010, 2009, 2008 and 2007 were insufficient to cover fixed charges for such period by $272.9 million, $273.8 million, $628.3 million, $1,153.5 million and $684.6 million, respectively.

(c)
Earnings for the year ended October 31, 2011, 2010, 2009, 2008 and 2007 were insufficient to cover fixed charges and preferred stock dividends for such period by $272.9 million, $273.8 million, $628.3 million, $1,153.5 million and $695.6 million, respectively.  Due to restrictions in our indentures on our senior, senior secured, and senior subordinated notes, we are currently prohibited from paying dividends on our preferred stock and did not make any dividend payments in fiscal 2011, 2010, 2009 and  2008.  In fiscal 2007, we paid $10.7 million of dividends on our preferred stock.